Exhibit 8.1

SUBSIDIAIRES OF

OHMYHOME LIMITED

Subsidiaries	Place of Incorporation
Ohmyhome (BVI) Limited	British Virgin Islands
Ohmyhome Pte. Ltd.	Singapore
Ohmyhome Insurance Pte. Ltd.	Singapore
Ohmyhome Renovation Pte. Ltd.	Singapore
Cora.Pro Pte. Ltd.	Singapore
The DreamR Project Pte. Ltd.	Singapore
Ohmyhome Property Management Pte. Ltd.	Singapore
Ohswiftwing Pte. Ltd.	Singapore
Ohmyhome Sdn. Bhd.	Malaysia
Ohmyhome Realtors Sdn. Bhd.	Malaysia
Ohmyhome Property Inc.	Philippines